Exhibit 1U.1

Forge Group, Inc. Announces 4th Quarter 2025 Financial Results

BETHESDA, Maryland, March 17, 2026– Forge Group, Inc. (the “Company”, “we”, “us”, “our”, or “Forge”) (OTC ID: FIGP), a specialist commercial auto insurance business, recently announced its financial results for the twelve months ended December 31, 2025.

The Company has provided certain selected financial data in the table below for the three months ended December 31, 2025 (“4Q25”) and 2024 (“4Q24”), respectively, and the twelve months ended December 31, 2025 (“2025”) and 2024 (“2024”), respectively:

	For the 3 months ended		For the 12 months ended
	December 31,	December 31,	December 31,	December 31,
	2025	2024	2025	2024
(dollars in thousands except for per-share items)	(unaudited)	(unaudited)	(unaudited)	(audited)

Gross premiums written	8,450	8,678	35,421	28,540
Net premiums written	7,837	8,781	33,307	27,409

Net premiums earned	8,341	6,835	31,134	22,064
Underwriting income (loss) [1]	2,054	454	2,435	(1,051)
Operating income (loss) before income taxes [2]	2,664	920	4,552	640

Operating ratios
Loss ratio [3]	33.4%	42.9%	49.7%	52.0%
Expense ratio [4]	42.0%	50.4%	42.4%	52.7%
Combined ratio [5]	75.4%	93.4%	92.2%	104.8%
Less: Investment ratio [6]	-7.3%	-6.8%	-6.8%	-7.7%
Operating ratio [7]	68.1%	86.5%	85.4%	97.1%

GAAP Items
Basic earnings per share	$1.30	$0.43	$2.32	$0.28
Diluted earnings per share	$1.09	$0.39	$2.04	$0.28

Non-GAAP Items
Adjusted book value per common share equivalent [8]	$22.63	$20.41	$22.63	$20.41
Adjusted tangible book value per common share equivalent [9]	$20.54	$18.22	$20.54	$18.22
Operating income (loss) before income taxes per common share equivalent [10]	$1.03	$0.36	$1.77	$0.25

Footnotes

1.

Underwriting income (loss) is a non-GAAP financial metric which measures the pre-tax profitability of our insurance operations before considering investment income. It is derived by subtracting loss and loss adjustment expense and underwriting expenses from net premiums earned.

2.

Operating income (loss) before income taxes is a non-GAAP financial metric which measures the profitability of our insurance operations before considering the impact of net realized and unrealized gains (losses) and income (loss) from real estate operations.

3.	Loss ratio is losses and loss adjustment expenses incurred expressed as a percentage of net premiums earned.
4.	Expense ratio is underwriting expenses expressed as a percentage of net premiums earned.
5.	Combined ratio is the sum of the loss ratio and the expense ratio.
6.	Investment ratio is net investment income expressed as a percentage of net premiums earned.
7.	Operating ratio is the combined ratio minus the investment ratio.
8.

Adjusted book value per common share equivalent is a non-GAAP financial metric that our board and management team uses to evaluate overall long-term corporate performance. See Exhibits for more detail.

9.

Adjusted tangible book value per common share equivalent is a non-GAAP financial metric that our board and management team uses to evaluate overall long-term corporate performance. See Exhibits for more detail.

10.	Operating income (loss) before income taxes per common share equivalent is a non-GAAP financial metric. See Exhibits for more detail.

4Q25 financial highlights include:

●

Premium revenue. Gross premiums written were $8.5 million in 4Q25, a decrease of 2.6% compared to the prior year period. Net premiums written were $7.8 million in 4Q25, a decrease of 10.8% compared to the prior year period. Net premiums earned were $8.3 million in 4Q25, an increase of 22.0% compared to the prior year period. In 4Q24, we recorded an adjustment of $301 thousand to ceded premiums written and earned. This adjustment, which related to prior years’ reinsurance payments, had a favorable impact on 4Q24 net premiums written and net premiums earned.

●

Loss ratio. Our loss ratio continues to perform well and below that of the commercial auto industry generally. Our loss ratio was 33.4% in 4Q25 compared to 42.9% in 4Q24. In 4Q25, we lowered our estimate of ultimate losses for certain accident years, which resulted in a downward adjustment to our loss reserve (and a lower-than-normal loss ratio for 4Q25). As discussed in prior reports, as a small company, our loss ratio will exhibit volatility over shorter (e.g., quarterly) measurement periods.

●	Expense ratio. Our expense ratio was 42.0% in 4Q25, a decrease of 8.5% compared to 4Q24.

●	Combined ratio. Our combined ratio was 75.4% in 4Q25, which represents a decrease of 18.0% compared to 4Q24.

o	Underwriting income (loss). We reported underwriting income of $2.1 million in 4Q25 compared to underwriting income of $454 thousand in 4Q24. This represents an improvement of $1.6 million.

●

Operating ratio. Our operating ratio was 68.1% in 4Q25, which represents an improvement of 18.5% compared to 4Q24. The decrease in our operating ratio was primarily driven by the lower combined ratio in 4Q25. Our investment ratio increased in 4Q25 compared to 4Q24 as our net investment income (numerator) increased at a more rapid rate than our net premiums earned (denominator).

o

Operating income (loss) before income taxes. We reported operating income before income taxes of $2.7 million in 4Q25 compared to $920 thousand in 4Q24. This represents an improvement of $1.7 million. We reported operating income before income taxes per common share equivalent of $1.03 in 4Q25 compared to $0.36 in 4Q24.

●	Diluted earnings per share. We reported diluted earnings per share of $1.09 in 4Q25 compared to $0.39 in 4Q24.

●

Adjusted book value and tangible book value per common share equivalent. Adjusted book value per common share equivalent (adjusted book value per share) was $22.63 as of December 31, 2025, which represents an increase of 10.8% compared to December 31, 2024. Adjusted tangible book value per common share equivalent (adjusted tangible book value per share) was $20.54 as of December 31, 2025, which represents an increase of 12.7% compared to December 31, 2024.

2025 financial highlights include:

●

Premium revenue. Gross premiums written were $35.4 million in 2025, an increase of 24.1% compared to the prior year. Net premiums written were $33.3 million in 2025, an increase of 21.5% compared to the prior year. Net premiums earned were $31.1 million in 2025, an increase of 41.1% compared to the prior year.

●	Loss ratio. Our loss ratio continues to perform well and below that of the commercial auto industry generally. Our loss ratio was 49.7% in 2025 compared to 52.0% in 2024.

●

Expense ratio. Our expense ratio was 42.4% in 2025, which represents a decline of 10.3% compared to 2024. Our expense ratio continues to decline as we grow our premium revenue and scale our fixed expenses.

●

Combined ratio. Our combined ratio was 92.2% in 2025, which represents a decline of 12.6% compared to 2024. Our combined ratio continues to decline as our expense ratio declines and our loss ratio remains within our long-term targets.

o	Underwriting income (loss). We reported underwriting income of $2.4 million in 2025 compared to an underwriting loss of $1.1 million 2024. This represents an improvement of $3.5 million.

●

Operating ratio. Our operating ratio was 85.4% in 2025, which represents an improvement of 11.7% compared to 2024. Our operating ratio continued to decline due to improvement in the combined ratio. Our investment ratio declined in 2025 compared to 2024 as our premium revenue (denominator) increased at a more rapid rate than net investment income (numerator).

o

Operating income (loss) before income taxes. We reported operating income before income taxes of $4.6 million in 2025 compared to $640 thousand in 2024. This represents an improvement of $3.9 million. We reported operating income before income taxes per common share equivalent of $1.77 in 2025 compared to $0.25 in 2024.

●	Diluted earnings per share. We reported diluted earnings per share of $2.04 in 2025 compared to $0.28 in 2024.

The Company commented:

2025 was a milestone year for Forge. We are incredibly proud of the progress we’ve made and the financial results we’ve delivered. During 2025, we generated gross premiums written of $35.4 million, which represents an increase of 24.1% compared to 2024. Importantly, we crossed a critical threshold during the year: $30 million in gross premiums written. When we began executing our long-term plan, we identified $30 million as a key “scale” milestone which, we believed, would allow us to generate underwriting income under reasonable loss ratio scenarios. We are pleased to report that we have crossed that milestone and reported an underwriting margin of 7.8% in 2025 – a significant achievement for the Company.

Our loss ratio continues to perform well and below that of the commercial auto industry generally. Our loss ratio was 49.7% in 2025 compared to 52.0% in 2024. As we have discussed in prior reports, our strategy is focused on lower-risk segments of the commercial auto market, and we expect to deliver loss ratios below the commercial auto industry. The loss ratio is largely a function of claims frequency (how often a claims event occurs per unit of risk) and claims severity (how large each claims event is in dollar terms). We have more control over the former and less control over the latter. We protect against volatility (tied to severity) by purchasing reinsurance. However, claims severity is less “within our control” over shorter measurement periods. In 2025, as we did in 2023, we benefited from a relatively “low severity” year. Large claims have and will occur; but as we grow larger, they will have a less meaningful impact on our loss ratio during shorter measurement periods.

We continue to make steady progress on our expense ratio. Our expense ratio was 42.4% in 2025 compared to 52.7% in 2024, a decline of 10.3%. While our expense ratio may fluctuate from quarter-to-quarter, the long-term trend remains favorable, and we believe there is ample room to keep scaling our business through profitable premium revenue growth.

The continued favorable loss ratio performance, coupled with the improvement in our expense ratio, resulted in reported underwriting profitability for 2025. We reported underwriting income of $2.4 million in 2025 compared to an underwriting loss of $1.1 million in 2024, an improvement of $3.5 million. Our pre-tax operating income was $4.6 million in 2025 compared to pre-tax operating income of $640 thousand in 2024, an improvement of $3.9 million. We are incredibly proud of these results; they are the culmination of several years of focused execution.

As we reported in our 2Q25 earnings release, on June 11, 2025, A.M. Best upgraded the Financial Strength Rating of Forge Insurance Company, our wholly owned subsidiary, to A- (Excellent) from B++ (Good) and the Long-Term Issuer Credit Rating to “a-” (Excellent) from “bbb+” (Good). This was a major milestone for the Company and a tribute to the hard work of the Forge team. As those familiar with the insurance industry will know, market participants – namely, distribution partners and customers – rely on A.M. Best ratings as a proxy for credibility, and many will not transact business with insurance companies that carry a Financial Strength Rating of less than A-. The A- rating continues to open revenue opportunities that, to date, have not been accessible to Forge.

As you saw in our numbers, our premium growth slowed in 4Q25. This is largely the function of two factors: (1) our internal focus on improving our agent portal and (2) lower new business “yields” (i.e., bound policies as a percentage of new business submissions), particularly in our small business segment. On the first item, we are pleased to report that our “2.0” agent portal is, as of late January, now in production. It is a significant upgrade in all respects – it allows agents to do significantly more “self-service”, features a streamlined user experience, is linked to data providers for vehicle information pre-fill, and has reduced time-to-quote by approximately 50%. We have several marketing campaigns lined up that will piggyback on the launch of “2.0” in Q1 2026. On the second item, we have begun to dial in our pricing in the small business segment. Our yields dipped below our target in 4Q25 and we have worked to get those back toward target. In addition, we hired 2 additional business development professionals in January, bringing the business development team to a total of 6 professionals. The net effect of yield improvements and greater sales activity is paying off. Through February, our total written premium was back to growing at a healthy pace on a year-over-year basis. And perhaps most importantly, we believe the “2.0” agent portal will have a meaningful positive impact on new business growth (and renewal business retention) in 2026 and beyond.

In summary, 2025 was a transformative year for Forge. We reached underwriting profitability, crossed a key scale milestone, earned an A.M. Best upgrade to A- (Excellent), and delivered significant year-over-year improvement across all of our key financial metrics. Our financial results remain consistent with our long-term business plan. For shareholders interested in a deeper understanding of the key operating levers that drive our business returns, we have included a supplemental discussion in Appendix A to this earnings release. Looking ahead, we remain very optimistic about the long-term opportunity and are excited about the investments we are making to drive continued profitable growth. We appreciate the continued support of our shareholders and look forward to providing more updates as we move through 2026.

About Forge

Forge Group, Inc. is a commercial auto insurance specialist. We principally focus on delivering commercial auto insurance products to small business owners and operators that operate in (i) certain business class segments and (ii) certain geographic markets in the U.S. Additional information is available on the Company’s website at: www.forgeinsurance.com.

Forward-Looking Statements

This release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as the Company or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, statements herein that describe the Company’s business strategy, outlook, objectives, plans, intentions, or goals are also forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements. Please review the risks factors and uncertainties identified in the Company’s 2024 Annual Report on Form 1-K, Semi-Annual Reports on Form 1-SA and our other filings with the Securities and Exchange Commission. Any forward-looking statement made by the Company in this document speaks only as of the date of this release. Except as required by applicable law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Note Regarding Financial Measures

Investors should be aware that accounting principles generally accepted in the United States prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when we establish reserves for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

Special Note Regarding Non-GAAP Financial Measures

We believe that the non-GAAP financial measures in this report, including those in the Exhibits, provide important and useful information for our shareholders. We use these non-GAAP measures for internal planning purposes and to evaluate our ongoing operations and performance. These non-GAAP financial measures are presented as supplemental information and not as alternatives to any GAAP financial measures.

Exhibits

Exhibit 1: Simplified Income Statement

The “Simplified Income Statement” exhibit is a non-GAAP presentation of “Net income (loss) attributable to Forge Group, Inc.” and is based on the Company’s Consolidated Statements of Operations and Comprehensive Earnings. This exhibit separates the Company’s core insurance operations (including investment income earned on income-generating securities) from the following other activities and items: real estate operations, the impact of net realized and unrealized gains (losses) on investment securities, and certain non-recurring items.

	For the 3 months ended		For the 12 months ended
	December 31,	December 31,	December 31,	December 31,
	2025	2024	2025	2024
(dollars in thousands)	(unaudited)	(unaudited)	(unaudited)	(audited)

Net premiums earned	8,341	6,835	31,134	22,064

Losses and loss adjustment expenses	2,788	2,933	15,485	11,483

Policy acquisition costs and other operating expenses	3,433	3,229	12,972	11,113
Lease expense	13	72	120	178
Sublease (income)	(0)	(34)	(62)	(113)
Depreciation and amortization (excl. real estate) [1]	67	67	267	267
Service fee and other (income) expense	(13)	115	(83)	186
Underwriting expenses	3,500	3,448	13,214	11,632

Underwriting income (loss)	2,054	454	2,435	(1,051)
Net investment income	610	467	2,118	1,691
Operating income (loss) before income taxes	2,664	920	4,552	640
Net realized and unrealized gains (losses) [2]	117	182	671	448
Income (loss) from real estate operations [3]	99	78	93	59
Income (loss) before income taxes	2,880	1,180	5,316	1,147
Income tax expense (benefit)	64	180	44	93
Net income (loss)	2,816	1,000	5,271	1,054
Net loss (gain) attributable to noncontrolling interest	(6)	(2)	(5)	(1)
Net income (loss) attributable to Forge Group, Inc.	2,810	998	5,267	1,053

Dividends payable to preferred shareholders	117	117	468	468
Net income available to common shareholders	2,694	881	4,799	586

GAAP Items
Basic weighted-average shares outstanding	2,058	2,044	2,055	2,046
Basic earnings per share	$1.30	$0.43	$2.32	$0.28
Diluted weighted-average shares outstanding	2,564	2,529	2,560	2,064
Diluted earnings per share	$1.09	$0.39	$2.04	$0.28

Non-GAAP Items
Operating income (loss) before income taxes [4]	2,664	920	4,552	640
Weighted-average common share equivalents outstanding [5]	2,580	2,548	2,576	2,542
Operating income (loss) before income taxes per common share equivalent [6]	$1.03	$0.36	$1.77	$0.25

Footnotes

1.	Total depreciation and amortization minus depreciation and amortization attributable to real estate.
2.	Net realized investment gains (losses) plus net unrealized gains (losses) on equity securities.
3.

Income from real estate held for investment minus (i) depreciation of real estate held for the production of income, (ii) amortization of leases in place, (iii) amortization of finance costs, (iv) real estate operating expenses, and (v) interest expense.

4.

Operating income (loss) before income taxes is a non-GAAP financial metric which measures the profitability of our insurance operations before considering the impact of net realized and unrealized gains (losses) and income (loss) from real estate operations.

5.

Weighted-average common share equivalents is a non-GAAP measure used as the denominator in computing operating income (loss) before income taxes per common share equivalent. It is calculated as the sum of (i) basic weighted-average shares outstanding, (ii) incremental shares underlying outstanding stock options (using the treasury stock method), (iii) weighted-average common shares underlying unvested restricted stock awards outstanding, and (iv) weighted-average common shares issuable upon conversion of the Company's Series A Preferred Stock. Unlike diluted weighted-average shares outstanding calculated under GAAP, this measure includes all potentially dilutive securities in all periods, including periods in which the Company reports a loss, when such securities would ordinarily be excluded from the GAAP calculation because their inclusion would be anti-dilutive (i.e., would reduce the loss per share). The Company believes that including these securities on a consistent basis provides a meaningful basis for comparison of per-share operating results across reporting periods.

6.

Operating income (loss) before income taxes per common share equivalent is a non-GAAP financial measure calculated by dividing operating income (loss) before income taxes (the numerator) by weighted-average common share equivalents (the denominator, as described in footnote 5). Management uses this measure to evaluate the Company's core insurance underwriting profitability on a per-share basis across reporting periods, without the variability in the share count that would result from excluding anti-dilutive securities under GAAP in loss periods. Because this measure departs from GAAP by including potentially dilutive securities regardless of their anti-dilutive effect, it should not be viewed as a substitute for GAAP diluted earnings (loss) per share and should be considered in conjunction with the Company's GAAP financial results.

Exhibit 2: Adjusted Book Value and Tangible Book Value Per Common Share Equivalent

“Adjusted book value per common share equivalent” and “adjusted tangible book value per common share equivalent” are non-GAAP metrics and are not intended to be an expression of the Company’s opinion of the value of its common stock.

	As of
	December 31,	December 31,
(dollars in thousands except for per-share items)	2025	2024

Calculation of Numerators
Total equity	53,479	47,153
Less: Noncontrolling interest	(706)	(701)
GAAP book value	52,773	46,451
Less: Accumulated other comprehensive (income) loss (AOCI)	668	1,714
GAAP book value excluding AOCI	53,441	48,165
Add: Theoretical proceeds from exercise of options [1]	1,282	1,276
Add: Non-GAAP real estate adjustments, net [2]	5,380	4,585
Adjusted book value (numerator)	60,103	54,027
Less: Goodwill and other intangibles	(5,542)	(5,809)
Adjusted tangible book value (numerator)	54,561	48,218

Calculation of Denominator
Common shares outstanding	2,058	2,044
Common shares issuable upon conversion of Series A Preferred Stock [3]	458	458
Common shares underlying restricted stock awards outstanding [4]	16	20
Common shares issuable upon exercise of outstanding options [5]	124	125
Common share equivalents (denominator)	2,656	2,647

Non-GAAP Measures
Adjusted book value per common share equivalent [6]	$22.63	$20.41
Adjusted tangible book value per common share equivalent [7]	$20.54	$18.22

Footnotes

1.	Proceeds that would be received from the exercise of outstanding stock options (vested and unvested).
2.	Intended to represent Company’s interest in real estate investments at historical cost. See Exhibit 3.
3.	Common shares issuable upon conversion of the Company’s Series A Preferred Stock.
4.	Common shares underlying restricted stock awards outstanding (unvested).
5.	Common shares underlying outstanding stock options (vested and unvested).
6.	Adjusted book value (numerator) divided by common share equivalents (denominator).
7.	Adjusted tangible book value (numerator) divided by common share equivalents (denominator).

Exhibit 3: Non-GAAP Real Estate Adjustments

The “Non-GAAP Real Estate Adjustments” contains certain non-GAAP adjustments and metrics intended to present the value of the Company’s interest in its real estate investments at historical cost. These non-GAAP adjustments and metrics are not intended to be an expression of the Company’s opinion of the value of its real estate investments.

	As of
	December 31,	December 31,
(dollars in thousands)	2025	2024

Real estate held for the production of income, net	28,319	28,931
Add: Leases in place	2,091	2,302
Add: Deferred rent [1]	2,466	2,453
Real assets (GAAP)	32,875	33,685
Add: Accumulated depreciation [2]	7,150	6,538
Add: Accumulated amortization [3]	2,073	1,862
Less: Deferred rent	(2,466)	(2,453)
Real assets (Non-GAAP) [4]	39,633	39,633

Notes payable, net (GAAP)	24,878	25,612
Add: Unamortized finance costs	929	980
Notes payable (Non-GAAP) [5]	25,807	26,592

Net real assets (Non-GAAP) [6]	13,826	13,041
Less: Net real assets (GAAP) [7]	(7,998)	(8,073)
Non-GAAP adjustments [8]	5,829	4,968
Less: Noncontrolling interest [9]	(449)	(383)
Non-GAAP real estate adjustments, net	5,380	4,585

Footnotes

1.	Cumulative difference between actual cash receipts and rental income recorded on a straight-line basis.
2.	Accumulated depreciation on real estate held for the production of income.
3.	Accumulated amortization on leases in place.
4.	Approximation of total cost basis of real estate investments.
5.	Gross principal amount of notes payable.
6.	Real assets (non-GAAP) minus notes payable (non-GAAP).
7.	Real assets (GAAP) minus notes payable (GAAP).
8.	Difference between non-GAAP and GAAP net real assets
9.	Portion of non-GAAP adjustments attributable to 7.7% owned by operating partner.

Exhibit 4: Consolidated Balance Sheets

Forge Group, Inc. and Subsidiaries
Consolidated Balance Sheets

	As of
	December 31,	December 31,
	2025	2024
(dollars in thousands)	(unaudited)	(audited)

Assets
Investments and cash:
Fixed maturity securities, at fair value	$32,876	$31,908
Redeemable preferred stock, at fair value	591	1,074
Perpetual preferred stock, at fair value	91	95
Common stock, at fair value	1,862	1,287
Other invested assets	5,586	3,609
Real estate held for the production of income, net	28,319	28,931
Cash and cash equivalents	19,219	10,597
Restricted cash	252	236
Total investments and cash	88,797	77,737

Accrued investment income	310	288
Premium and reinsurance balances receivable	12,215	11,872
Ceded unearned premiums	114	109
Reinsurance balances recoverable on unpaid losses	3,531	2,015
Deferred policy acquisition costs, net	528	491
Deferred rent	2,466	2,453
Leases in place	2,091	2,302
Right-of-use asset, net	146	55
Goodwill and other intangibles	5,542	5,809
Other assets	2,431	1,577
Total assets	$118,170	$104,706

Liabilities and Equity
Liabilities:
Unpaid losses and loss adjustment expenses	$17,232	$12,344
Unearned premium	17,844	15,667
Reinsurance balances payable	55	90
Accrued expenses	3,621	2,852
Notes payable	24,878	25,612
Defined benefit plan unfunded liability	-	-
Operating lease liability, net	143	298
Other liabilities	918	691
Total liabilities	64,691	57,554

Mezzanine Equity:
Preferred stock, without par value [1]	-	-
Additional paid-in capital (Preferred Stock)	5,227	5,227
Stockholders' Equity:
Common stock, $0.01 par value [2]	21	21
Treasury stock	(283)	(210)
Additional paid-in capital	16,937	16,591
Unearned employee stock ownership plan shares	(1,218)	(1,421)
Retained earnings	32,756	27,957
Accumulated other comprehensive income (loss), net of tax	(668)	(1,714)
Noncontrolling interest	706	701
Total equity	53,479	47,153
Total liabilities and equity	$118,170	$104,706

Footnotes

1.	1,000,000 shares authorized, 550,000 shares issued and outstanding.
2.	10,000,000 shares authorized, 2,057,614 and 2,044,149 issued and outstanding, respectively.

Exhibit 5: Consolidated Statements of Earnings and Comprehensive Earnings

Forge Group, Inc. and Subsidiaries
Consolidated Statements of Earnings and Comprehensive Earnings

	For the 3 months ended		For the 12 months ended
	December 31,	December 31,	December 31,	December 31,
	2025	2024	2025	2024
(dollars in thousands)	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenues
Net premiums earned	$8,341	$6,835	$31,134	$22,064
Income from real estate held for investment	693	673	2,331	2,320
Net investment income	610	467	2,118	1,691
Net realized investment gains	(40)	78	(85)	(405)
Net unrealized gains on equity securities	156	104	755	853
Service fee and other income (expense)	13	(115)	83	(186)
Total revenues	9,774	8,041	36,336	26,337

Expenses
Losses and loss adjustment expenses	2,788	2,933	15,485	11,483
Policy acquisition costs and other operating expenses	3,433	3,229	12,972	11,113
Depreciation and amortization	296	296	1,185	1,185
Real estate operating expense	64	86	197	216
Interest expense on debt	300	279	1,123	1,128
Lease expense	13	72	120	178
Sublease income	(0)	(34)	(62)	(113)
Total expenses	6,894	6,861	31,021	25,190

Income (loss) before income taxes	2,880	1,180	5,316	1,147

Income tax expense (benefit)	64	180	44	93
Net income (loss)	2,816	1,000	5,271	1,054
Net loss (gain) attributable to noncontrolling interest	(6)	(2)	(5)	(1)
Net income (loss) attributable to Forge Group, Inc.	2,810	998	5,267	1,053

Other comprehensive income (loss), net of tax
Unrealized gains (losses) on AFS securities, net of tax	109	(418)	660	90
Reclassification adjustment for losses (gains) included in net income	(61)	19	(41)	72
Gains (losses) related to defined benefit plan	427	276	427	276
Total other comprehensive income (loss), net of tax	476	(123)	1,047	438

Total comprehensive income (loss)	3,292	877	6,318	1,492

Appendix A: Understanding the Economics of Our Business – A Return on Equity Framework

As we reflect on the progress Forge has made over the past three years, we believe it is an appropriate time to share with you a framework for evaluating the fundamental economics of our business. Our goal is to provide you with the analytical tools to assess how value is created in a commercial auto insurance company and, specifically, how we think about the key operating levers that drive our return on equity (“RoE”).

We recognize that many of our shareholders are sophisticated investors who may not have deep familiarity with insurance economics. Insurance is a unique business – one in which the “product” is a promise to pay future claims, and where profitability is determined by the interplay of underwriting discipline, operating efficiency, investment acumen, and balance sheet leverage. Understanding how these components fit together is essential to evaluating our performance and, importantly, to calibrating expectations for the future.

The RoE Framework: How Value Is Created

At its core, our pre-tax operating RoE can be decomposed into two primary sources of return, each of which is itself the product of a “margin” component and a “leverage” component:

Pre-tax Operating RoE = (Underwriting Margin × Underwriting Leverage) + (Investment Return × Investment Leverage)

This decomposition is powerful because it allows us – and you – to isolate the specific drivers of our returns and understand where improvement is coming from (or, in less favorable periods, where pressure exists). The table below summarizes the key components of our RoE model for 2023 through 2025:

	2023	2024	2025

Underwriting margin	(13.9%)	(4.8%)	7.8%
Underwriting leverage	0.31x	0.47x	0.65x
Pre-tax operating RoE contribution – Underwriting	(4.3%)	(2.2%)	5.1%

Investment return	3.0%	3.3%	3.8%
Investment leverage	1.02x	1.07x	1.17x
Pre-tax operating RoE contribution – Investing	3.1%	3.6%	4.4%

Pre-tax operating RoE – Total	(1.3%)	1.4%	9.5%

Source: Company data. Underwriting margin = 1 – combined ratio. Underwriting leverage = net premiums earned ÷ beginning GAAP book value (excl. AOCI). Investment leverage = beginning net cash and investments ÷ beginning GAAP book value (excl. AOCI). Investment return = net investment income ÷ beginning net cash and investments. For the purposes of calculating beginning net cash and investments for this exhibit, real estate is calculated on a net basis (i.e., real estate assets minus notes payable).

1. Underwriting Margin

The underwriting margin is the most fundamental measure of an insurance company’s core business profitability. It is calculated as one minus the combined ratio, where the combined ratio is the sum of the loss ratio (claims costs as a percentage of net premiums earned) and the expense ratio (operating expenses as a percentage of net premiums earned). A combined ratio below 100% means we earn an underwriting profit on every dollar of premium; above 100% means we operate at an underwriting loss.

Over the past three years, we have driven a dramatic improvement in our underwriting margin.

Loss Ratio

Our loss ratio was 49.7% in 2025 compared to 52.0% in 2024 and 50.6% in 2023. Our strategy is focused on lower-risk segments of the commercial auto market, and we have consistently delivered loss ratios below the commercial auto industry average. The loss ratio is a function of claims frequency (how often a claims event occurs per unit of risk) and claims severity (how large each claims event is in dollar terms). We have more control over the former – through underwriting selection, pricing, and risk segmentation – and less control over the latter. We protect against severity volatility by purchasing reinsurance.

Expense Ratio

Our expense ratio was 42.4% in 2025, down from 52.7% in 2024 and 63.2% in 2023. This 20.8 percentage point improvement over three years is the result of scaling our fixed cost base across a rapidly growing premium base. As our net premiums earned grew from $15.0 million in 2023 to $31.1 million in 2025, we were able to spread fixed costs – technology infrastructure, personnel, and administrative overhead – across a significantly larger revenue base.

Combined Ratio and Underwriting Margin

The net result: our combined ratio improved from 113.9% in 2023 to 104.8% in 2024 to 92.2% in 2025. This translates to an underwriting margin of 7.8% in 2025, compared to (4.8%) in 2024 and (13.9%) in 2023. Put simply, in 2025, for every dollar of net premium earned, we retained approximately $0.08 in underwriting profit – a material improvement from the $0.14 underwriting loss per dollar just two years prior.

Looking Ahead: Underwriting Margin

We want to be transparent about what shareholders should expect going forward. We believe we are well-positioned to continue to deliver a positive underwriting margin, but we do not expect improvement at the rate we have achieved over the last three years. Realistically, for a commercial auto carrier, a sustained underwriting margin of 5% is significantly above average. While we expect our expense ratio to continue to decline as we grow, we also expect that as we get larger, our loss ratio will most likely increase. As we grow, it becomes harder to deliver loss ratios meaningfully different from the average commercial auto loss ratios in the states in which we operate. We do expect to perform better than average, but we want shareholders to understand there are natural limitations to the underwriting margin as we scale.

2. Underwriting Leverage

Underwriting leverage measures how much premium volume we generate relative to our equity base. It is calculated as net premiums earned divided by beginning GAAP book value (excluding accumulated other comprehensive income). This ratio indicates how efficiently we deploy our capital to support underwriting activity.

Our underwriting leverage has increased from 0.31x in 2023 to 0.47x in 2024 to 0.65x in 2025. This progression reflects the rapid growth in our premium revenue (from $15.0 million to $31.1 million) while our equity base has remained relatively stable (approximately $48 million). The combination of an improving underwriting margin and increasing underwriting leverage resulted in our pre-tax operating RoE contribution from underwriting improving from (4.3%) in 2023 to (2.2%) in 2024 to 5.1% in 2025.

Looking Ahead: Underwriting Leverage

While we do not anticipate significant further improvement in our underwriting margin over the long term, we believe we have significant room to increase our underwriting leverage through continued profitable premium revenue growth. Mature auto-focused insurance companies operate with underwriting leverage ratios above 2.0x. For reference, Progressive Corporation (NYSE: PGR), which predominately operates in the personal and commercial auto space, carries an underwriting leverage ratio of roughly 2.5x. We do not expect to get there overnight, but we have the capital runway to increase our underwriting leverage fairly substantially from its current level of 0.65x. This is, in our view, the most significant lever for RoE improvement over the medium to long term.

3. Investment Return

Like all property and casualty insurers, we collect premiums before we pay claims, which creates a pool of investable assets commonly referred to as “float.” Our investment return measures the yield we earn on our net cash and invested assets. Our investment return was 3.8% in 2025, up from 3.3% in 2024 and 3.0% in 2023. These returns reflect a fixed-income-oriented investment portfolio that prioritizes capital preservation and liquidity. The modest improvement over the three-year period largely reflects the higher interest rate environment.

4. Investment Leverage

Investment leverage measures the ratio of our net cash and invested assets to our equity base. It captures the degree to which our investable asset base exceeds our equity – the excess being attributable to insurance liabilities (unpaid claims reserves, unearned premium reserves) and other operating liabilities that we hold on behalf of policyholders. Our investment leverage has increased from 1.02x in 2023 to 1.07x in 2024 to 1.17x in 2025. The increase reflects the growth in our balance sheet (namely, cash and investments) as we have grown our premium revenue.

The product of investment return and investment leverage yields the RoE contribution from investing, which was 4.4% in 2025, up from 3.6% in 2024 and 3.1% in 2023.

Looking Ahead: Investment Leverage

We expect our investment leverage to continue to increase through continued profitable premium growth. As a reference point, Progressive’s investment leverage is just under 3.0x. As our premium base grows and our insurance liabilities build, the investable asset base grows alongside it, amplifying the return contribution from our investment portfolio.

Putting It All Together: The Path Forward

Our pre-tax operating RoE improved from (1.3%) in 2023 to 1.4% in 2024 to 9.5% in 2025 – a trajectory that reflects the compounding effect of simultaneous improvement across all four operating levers. In 2025, 5.1 percentage points of our 9.5% RoE came from underwriting and 4.4 percentage points came from investing.

As we look ahead, we believe the most significant opportunities for RoE improvement lie in our leverage ratios – both underwriting and investment – rather than in material margin expansion. To put it concretely: if we can grow our underwriting leverage from 0.65x toward levels more consistent with mature auto-focused carriers while maintaining a positive underwriting margin and a stable investment return, the compounding effect on RoE would be meaningful. This is why continued profitable premium revenue growth remains our central strategic priority.

We are mindful that the journey from a 0.65x underwriting leverage ratio to levels above 2.0x requires disciplined execution over an extended period. We will not pursue growth at the expense of underwriting quality or balance sheet strength. But we are confident that the infrastructure we have built – our digital platform, our distribution network, our data and analytics capabilities, and our recently upgraded A.M. Best rating of A- (Excellent) – positions us well to continue executing on this plan.

We hope this framework is useful to you as you evaluate our progress. We are committed to transparency and to providing you with the tools to hold us accountable. As always, we appreciate your continued support and confidence in Forge.